Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Bergen Brunswig Corporation Logo                                   Inter-Company
--------------------------------------------------------------------------------
DATE:             May 21, 2001
TO:               Bergen Brunswig Associates
FROM:             Robert E. Martini
SUBJECT:          Integration Structure Established - Work Kicks Off
--------------------------------------------------------------------------------


         In the next step toward creating AmeriSource-Bergen Corporation, we have established our integration work structure and will kick off project teams on Friday, May 18th in both Orange, CA and Valley Forge, PA. Focused on accomplishing a smooth transition to AmeriSource-Bergen, the integration structure is the framework for gathering and analyzing data, making recommendations, and developing action plans needed to launch our new company and ensure we reflect our integration goal of "Being the Best."

                               Steering Committee
                               ------------------

         The Steering Committee will define the strategic direction and vision of the new company, make final decisions on integration efforts, ensure organizational support and alignment to the vision, and resolve major issues and roadblocks. The committee met this week, approved the members of the various advisory and project teams, and began work on the integration.

Led by Dave Yost, CEO of new AmeriSource-Bergen, the Steering Committee also includes:

o        Kurt Hilzinger, Pres. & COO (AAS)
o        Neil Dimick, EVP CFO
o        Terry Haas, SVP Integration
o        Brent Martini, Pres., BBDC
o        Eileen Clark, VP HR (AAS)
o        Chuck Carpenter, Pres., PharMerica
o        Carol Scherman, EVP HR
o        Steve Collis, Pres., ASD

                              Integration Structure
                              ---------------------

         Led by the Steering Committee and supported by the Integration Office and the Project Management Office, the integration work is divided into five key work streams: Sales & Marketing; Supply Chain; Systems & Technology; Finance & Legal; and Change Leadership. Each of these work streams has an Advisory Council, a Project Team Leader(s) and Members. The advisory councils, composed of AmeriSource and Bergen functional experts and leaders, will provide leadership and guidance to the Project Teams.

         The Project Teams for Phase 1 are the AmeriSource and Bergen associates who will begin gathering data next week. The integration project teams, supported by people from Deloitte Consulting, will be gathering background data on both companies over the next few weeks. They will be asking for your help; please provide them with the support they need to accomplish their tasks.


                               Integration Phases
                               ------------------

         The integration work will take place in three phases. Phase 1, which begins next week and lasts about seven weeks, will be focused on the project teams gathering and beginning to analyze the facts and data within their work streams. Phase 2, which begins after data collection, will involve planning, actions steps and the decisions needed to be ready for our first day as a new company. Phase 3 focuses on the integration activities taking place after the merger closes.

         In addition, effective immediately, Terry P. Haas from AmeriSource Corporation is jointly appointed Senior Vice President of Strategic Integration, the senior executive responsible for the integration process. He will lead the Integration Office and work closely with the Steering Committee and all levels of the integration structure to direct and facilitate a successful conclusion.

         The integration structure is designed to accomplish -- quickly, smoothly and effectively -- the work needed to create the new company. However, it is not the organizational structure of AmeriSource-Bergen. The organizational structure of the new company will evolve from the integration work.

         I continue to appreciate your patience. An orderly, fact-based approach takes time. In the meantime, we need to stay focused on our customers and drive our business. As the Project Teams begin the work of Phase 1 and the process moves forward, we will continue to keep you informed. Please continue to forward your questions to the merger hotline and Intranet e-mail. Thanks very much for your continued commitment to Bergen Brunswig Corporation.